Filed by BRE Properties, Inc.

Commission File No. 001-14306

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BRE Properties, Inc.

Commission File No. 001-14306

This filing relates to the proposed merger of BRE Properties, Inc., a Maryland corporation (“BRE”), and Essex Property Trust, Inc., a Maryland corporation (“Essex”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 19, 2013, by and between BRE and Essex

Questions & Answers January 7, 2014

I am interested in learning more about the training and development programs Essex utilizes. Very little can be gleamed from the internet. Do you have any additional information on this? How does it compare to BRE’s programs?

Right now it is too early for us to know what their training and development programs are so we will all have to wait and learn about them. Over the next few weeks, we will be working with a team from Essex to learn much more about all of their programs so hopefully we will be able to share more at a later date.

Will employees who live onsite continue to receive their same rent discount until March or will they sign a new rental agreement as soon as the agreement with Essex is finalized? I would hope that employees receive plenty of notice if their rent increases.

What is the Housing going to consist of – is it going to change or remain the same.

I was just curious how the merger will affect those of us who live at a BRE community and receive the 20% discount off our monthly rent?

Nothing will change as it relates to associate’s rent discount while you remain a BRE employee. Over the coming weeks we will be reviewing all the benefits and plans for both BRE and Essex to determine which ones will be used in the future. As soon as decisions like this are made, we will make sure we communicate them with all of our staff.

Do we get a severance package if they let us go? How will the regional managers work? Do we keep ours or theirs?

BRE has a severance plan so if you are laid off while employed by BRE, you would receive a severance package. At the present time, we have no information about what will happen to the Directors of Operations (Regional Managers) The first order of business is to put together an organization chart that will work for the new company, then it will be determined who will best fit the roles.

I hit my 10 years of service September 7, 2014. With the merger, I wanted to find out of the tenure bonus will still apply. My second question is; will the rate for our medical benefits still be based on tenure of service?

As you know, the tenure bonus program is extremely unique to BRE so while we are BRE, we will continue to pay it. We will be having discussions with Essex about all of our benefits and it will be their decision as to whether they will be continued in the future. The same holds true for the benefits program – until a thorough analysis of the programs has been conducted; there is no way of knowing what the medical benefits plans will be. We will, of course, keep you as informed as we can.

Do we have to apply all over again with the merge – resume needed?

Will each site level associate go through an interview and screening process for his or her position with Essex HR before the merger takes place?

We are not completely clear on what the process is going to be yet but we feel it is highly unlikely that interviews at the property level will take place. When we know more, we will let you know.

Is there any plan at this time for the San Diego Regional office location?

The plan is to keep all of our offices open for the time being. Later, all company locations will be reviewed and there could be some changes.

I was wondering, will there be an enforced dress policy in effect with Essex? If so, is it Lands’ End apparel?

It is our understanding that Essex does have a career apparel policy and it is not Lands’ End. This is another item that will be discussed later in the process so we will let you know once we know more.

Do we need to take all of our personal tools out of the shop prior to the merge?

We are anticipating that most of the BRE on-site staff will continue in their present roles for Essex so right now there is no need to do anything. If, for some reason, you are laid off, you will have plenty of notice to remove your tools from the workplace.

What happens to payroll deductions/commitment to United Way for 2014? What happens to pre-tax Medical Reimbursement/Dependent Care Spending programs.

How will health and other benefits be affected by this merger? Will there be an open enrollment period?

The payroll contributions you have committed to for United Way are through the BRE program. They would cease should you no longer work for BRE. With regard to the medical insurance and pre-tax benefits, a complete analysis of both BRE and Essex benefits is underway and once complete, decisions will be made as to future benefits programs.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Essex expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Essex and BRE that also constitutes a prospectus of Essex. Essex and BRE also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Essex and BRE with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Essex with the SEC will be available free of charge on Essex’s website at www.essexpropertytrust.com or by contacting Essex Investor Relations at (650) 494-3700. Copies of the documents filed by BRE with the SEC will be available free of charge on BRE’s website at www.breproperties.com or by contacting BRE Investor Relations at (415) 445-3745.

Essex and BRE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Essex’s executive officers and directors in Essex’s definitive proxy statement filed with the SEC on April 1, 2013. You can find information about BRE’s executive officers and directors in BRE’s definitive proxy statement filed with the SEC on March 11, 2013. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Essex or BRE using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Legend Regarding Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Essex and BRE operate and beliefs of and assumptions made by Essex management and BRE management, involve uncertainties that could significantly affect the financial results of Essex or BRE or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Essex and BRE, including future financial and operating results (such as FFO), and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business (iii) changes in market demand for rental apartment homes and competitive pricing, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger on the terms described or at all and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Essex and BRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Essex nor BRE undertakes any duty to update any forward-looking statements appearing in this press release.